Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, WI 53204

March 31, 2023

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 50 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on March 13, 2023, with respect to the Registration Statement and the Trust’s proposed new series, the Tactical Advantage ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

General

1.	With a view to improving strategy disclosure, please explain what aspects of the Fund’s strategy are designed to limit volatility relative to equity markets generally and how they will work.

Response: At the heart of the Fund’s investment strategy is the Sub-Adviser’s belief that the most optimum approach to maximizing long-term gains is to minimize the negative impacts of market declines and related volatility. Cash is a neutral investment that naturally dampens the volatility of an overall portfolio that is otherwise comprised of equity and fixed-income securities. To that end, the Sub-Adviser will actively manage the Fund and increase the Fund’s allocation to cash when the Sub-Adviser’s proprietary trading strategy perceives increased market uncertainty (e.g., equity markets as a whole) or sub-market uncertainty (e.g., small-cap stocks). When the Sub-Adviser’s proprietary trading strategy reflects a more stable market environment, the Sub-Adviser will decrease the Fund’s allocation to cash and increase allocations to Underlying ETFs.

Fees and Expenses of the Fund

2.	Please supplementally provide the Staff with a Fee Table pre-effectively. In addition, please tell us in correspondence how the Trust estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

Principal Investment Strategies

3.	Please discuss how the Fund will determine each of the following (i) when momentum has changed, (ii) how quickly the Fund anticipates momentum will change, and (iii) whether the data feeds and trading systems will allow the Fund to capitalize on momentum changes.

Response: As noted in the Prospectus, the Fund will typically hold between 10 and 15 Underlying ETFs. Those Underlying ETFs will all move, somewhat independently, of one another. As a result, the trends for each of the Fund’s holdings will differ. The trends for some of the holdings (e.g., small-cap stocks) are expected to range between 3-6 weeks while the trends for other holdings (e.g., gold) are expected to range between 12-16 weeks. Further, the ranges of different asset classes and categories may change over time. The Sub-Adviser uses a proprietary investment strategy to produce trading signals that assist in determining when momentum has changed in a specific asset class. The Sub-Adviser uses those signals to determine whether to invest in (or continue to invest in) particular Underlying ETFs or to move to cash for one or more of the corresponding classes/categories. The Sub-Adviser believes that its data feeds and the Adviser’s trading systems will allow the Fund to capitalize on momentum changes.

4.	Briefly discuss the anticipated ranges of possible allocations between ETFs and cash.

Response: Market volatility and negative economic conditions which impact the equity markets will largely dictate how the Fund will move between cash and Underlying ETF holdings. Generally, the Fund will be between 90% - 100% invested in Underlying ETFs because, in the Sub-Adviser’s view, most market growth happens more slowly over long time periods. In contrast, market declines, and subsequent recovery periods, usually occur more quickly. As a result, the Fund will increase its cash position infrequently and for relatively short periods. The allocation of cash will depend on the severity of the Sub-Adviser’s assessment of the size and severity of an anticipated market decline.

That being said, on a fairly regular basis (e.g., 2-3 times a year), the Fund may briefly allocate a significant portion of its holdings to cash (up to 75%). The Prospectus has been revised to clarify the foregoing.

5.	Consider disclosing the number of times per year that changes in portfolio allocations are expected to occur.

Response: The Prospectus has been revised to clarify the foregoing.

Principal Investment Risks

6.	Please add risk disclosure regarding the Fund’s momentum strategy. To the extent that the Fund’s strategy will result in high portfolio turnover, add appropriate risk disclosure.

Response: The Prospectus has been revised to include momentum strategy risk disclosure. The Sub-Adviser does not anticipate that the Fund will have a high portfolio turnover rate.

7.	The Staff notes that the Fund’s risks disclosures include foreign securities risk disclosures. To the extent foreign investing is a principal strategy, please describe it in the principal strategies section.

Response: The Fund will not invest in foreign securities and, as a result, references to foreign securities risks have been removed from the Prospectus.

8.	Please enhance the Models and Data risk disclosure to more fully discuss relevant risks. It is unclear whether the timeliness of the data, the durability of the relationships assumed in the models, and similar issues present material risks. Please consider and revise as needed.

Response: The Sub-Adviser has access to active, live market feeds. In addition, it uses a third-party vendor for various technical market information. The Sub-Adviser has used various vendors over time, and notes there are several vendors available that can readily provide the Sub-Adviser with the data it requires. Nonetheless, the Model and Data risk disclosure has been bolstered.

9.	With a view to risk disclosure, please tell us supplementally whether the Sub-adviser has experience managing a similar strategy in a pooled vehicle. Otherwise, discuss the Sub-advisor’s resources, systems, research capabilities, and personnel generally.

Response: The Sub-Adviser has experience managing separately managed accounts using a similar investment strategy for several years. However, it has not managed a pooled investment vehicle using the strategy. The Sub-Adviser’s portfolio management team currently consists of two individuals, and the team is expected to grow over time. The Sub-Adviser believes that its systems and research capabilities are sufficient to enable it to advise the Fund. The Trust notes that the Adviser will retain responsibility for trading the Fund’s portfolio holdings. In addition, the Sub-Adviser relies on research and data provided by third-party firms (as noted above in response to Comment 8).

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.64%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(1)	0.10%
Total Annual Fund Operating Expenses	0.74%
(1)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$76	$237